                                                                     EXHIBIT 1.1

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company") hereby presents the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2005 (which were approved by the Board of Directors of the Company on 29 August 2005), with comparative figures for the corresponding financial information in 2004.

Although the interim financial report of the Group for the six months ended 30 June 2005 is unaudited, the Audit Committee of the Company has reviewed the Group's accounting principles and methods with the management of the Company, and had discussions with the Board of Directors of the Company regarding internal controls and financial reporting issues, including a review of the unaudited interim financial statements for the six months ended 30 June 2005. The Audit Committee of the Company has no disagreement regarding the accounting principles and methods adopted by the Group.

FINANCIAL STATEMENTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

      CONDENSED CONSOLIDATED INCOME STATEMENT

      For the six months ended 30 June 2005

                                                             (UNAUDITED)
                                                       SIX MONTHS ENDED 30 JUNE
                                                 -------------------------------------   2005 vs 2004
                                                                Restated                  Increase/
                                                     2005         2004         2005       (Decrease)
                                         Note      RMB'000       RMB'000     US$'000           %
                                         ----    -----------   ----------   ----------   ------------
                                                                (note 2)     (note 16)
Traffic revenues
  Passenger                                        7,479,529    7,038,094      903,707            6.3
  Cargo and mail                                   2,260,641    1,955,581      273,139           15.6
Other operating revenues                             620,877      479,276       75,017           29.5
                                                 -----------   ----------   ----------
Turnover                                    3     10,361,047    9,472,951    1,251,863            9.4
Other operating income, net                 4         99,732       94,363       12,050            5.7
Operating expenses
  Wages, salaries and benefits                      (747,912)    (755,914)     (90,366)          (1.1)
  Take-off and landing charges                    (1,561,415)  (1,509,209)    (188,656)           3.5

 Aircraft fuel                                    (3,324,323)  (2,356,769)    (401,658)          41.1
 Food and beverages                                 (383,240)    (355,091)     (46,305)           7.9
 Aircraft depreciation and operating
   leases                                         (1,702,733)  (1,778,211)    (205,731)          (4.2)
 Other depreciation, amortisation and
   operating leases                                 (268,699)    (228,812)     (32,465)          17.4
 Aircraft maintenance                               (770,300)    (590,140)     (93,071)          30.5
 Commissions                                        (405,049)    (292,772)     (48,940)          38.3
 Office and administration                          (807,916)    (509,040)     (97,615)          58.7
 Others                                             (483,524)    (393,880)     (58,421)          22.8
                                                 -----------   ----------   ----------
Total operating expenses                         (10,455,111)  (8,769,838)  (1,263,228)          19.2
                                                 -----------   ----------   ----------

Operating profit                                       5,668      797,476          685          (99.3)
Finance costs, net                                  (433,868)    (339,149)     (52,422)          27.9
Share of results of associates                       (12,687)       7,384       (1,533)        (271.8)
                                                 -----------   ----------   ----------
(Loss)/profit before income tax                     (440,887)     465,711      (53,270)        (194.7)
Income tax expenses                         5        (34,419)     (66,434)      (4,158)         (48.2)
                                                 -----------   ----------   ----------
(Loss)/profit for the period                        (475,306)     399,277      (57,428)        (219.0)
                                                 ===========   ==========   ==========
Attributable to:
  (Loss)/profit attributable to
   shareholders                                     (471,417)     345,629      (56,958)        (236.4)
  Minority interests                                  (3,889)      53,648         (470)        (107.2)
                                                 -----------   ----------   ----------
                                                    (475,306)     399,277      (57,428)        (219.0)
                                                 ===========   ==========   ==========
(Loss)/earnings per share
  - Basic and diluted                       6      (RMB0.097)    RMB0.071    (US$0.012)
                                                 ===========   ==========   ==========

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2005

                                                                (UNAUDITED)      (Audited)    (UNAUDITED)
                                                                  30 JUNE       31 December     30 JUNE
                                                                   2005            2004          2005
                                                        Note      RMB'000         RMB'000       US$'000
                                                        ----    -----------     -----------   -----------
                                                                                  (note 2)     (note 16)
NON-CURRENT ASSETS
  Fixed assets                                             9     37,729,107      30,220,319     4,558,582
  Construction in progress                                          205,027         188,654        24,772
  Lease prepayments                                                 908,804         828,808       109,805
  Investments in associates                                         681,272         656,190        82,314
  Goodwill                                                10        902,880          36,303       109,090
  Advances on aircraft and fight equipment                        6,563,301       2,678,603       793,004
  Other long-term receivables and investments                     2,876,727       2,202,606       347,578
  Deferred tax assets                                               452,899         395,465        54,721
  Derivative assets                                                  80,977          11,571         9,784
                                                                -----------     -----------   -----------
                                                                 50,400,994      37,218,519     6,089,650

CURRENT ASSETS
  Flight equipment spare parts less allowance
    for obsolescence                                                784,054         523,186        94,733
  Trade receivables less allowance for doubtful
    accounts                                              11      1,620,278       1,462,672       195,769
  Prepayments, deposits and other receivables                     1,469,068       1,108,964       177,499
  Cash and cash equivalents                                       2,705,656       2,114,447       326,908
                                                                -----------     -----------   -----------
                                                                  6,579,056       5,209,269       794,909

CURRENT LIABILITIES
  Trade payables                                          12        238,816          64,718        28,855
  Notes payables                                          12      1,907,628         838,337       230,487
  Sales in advance of carriage                                      693,865         719,957        83,836
  Other payables and accrued expenses                             9,043,929       5,353,649     1,092,724
  Dividend payable                                                   97,339               -        11,761
  Current portion of obligations under finance leases             2,259,028       1,189,648       272,945
  Current portion of long-term bank loans                         2,536,401       3,193,432       306,458
  Tax payable                                                       212,190         162,606        25,638

  Short-term bank loans                                          12,896,887       6,188,919     1,558,254
                                                                -----------     -----------   -----------
                                                                 29,886,083      17,711,266     3,610,958
                                                                -----------     -----------   -----------
NET CURRENT LIABILITIES                                         (23,307,027)    (12,501,997)   (2,816,049)
                                                                -----------     -----------   -----------
TOTAL ASSETS LESS CURRENT LIABILITIES                            27,093,967      24,716,522     3,273,601
                                                                ===========     ===========   ===========

CAPITAL AND RESERVES ATTRIBUTABLE TO THE COMPANY'S
  EQUITY HOLDERS
  Share capital                                                   4,866,950       4,866,950       588,044
  Other reserves                                                  1,141,453       1,066,396       137,915
  Retained earnings                                                 423,015         948,898        51,110
                                                                -----------     -----------   -----------
                                                                  6,431,418       6,882,244       777,069
MINORITY INTEREST                                                   737,319         831,208        89,086
                                                                -----------     -----------   -----------
TOTAL EQUITY                                                      7,168,737       7,713,452       866,155
                                                                -----------     -----------   -----------
NON-CURRENT LIABILITIES
  Obligations under finance leases                                9,090,452       7,472,638     1,098,345
  Long-term bank loans                                            8,005,667       7,542,828       967,277
  Derivatives liabilities                                            78,524         119,643         9,487
  Other long-term liabilities                                     2,750,587       1,867,961       332,337
                                                                -----------     -----------   -----------
                                                                 19,925,230      17,003,070     2,407,446
                                                                -----------     -----------   -----------
                                                                 27,093,967      24,716,522     3,273,601
                                                                ===========     ===========   ===========

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the six months ended 30 June 2005

                                                      ATTRIBUTABLE TO EQUITY
                                                      HOLDERS OF THE COMPANY
                                                 ---------------------------------
                                                   SHARE       OTHER      RETAINED    MINORITY    TOTAL
                                                  CAPITAL    RESERVES     EARNINGS    INTEREST    EQUITY
                  (UNAUDITED)                     RMB'000     RMB'000     RMB'000     RMB'000    RMB'000
-----------------------------------------------  ---------   ---------    --------    --------   ---------
BALANCE AS AT 1 JANUARY 2005, AS PREVIOUSLY
  PRESENTED                                      4,866,950   1,066,396     948,898           -   6,882,244
RE-PRESENTATION AS A RESULT OF THE ADOPTION
  OF THE REVISED IAS1 AND IAS27 (NOTE 1)                 -           -           -     831,208     831,208
EFFECT OF CHANGES IN ACCOUNTING POLICY (NOTE 1)          -           -      42,873           -      42,873
                                                 ---------   ---------    --------    --------   ---------
BALANCE AS AT 1 JANUARY 2005                     4,866,950   1,066,396     991,771     831,208   7,756,325
                                                 ---------   ---------    --------    --------   ---------

NET GAINS NOT RECOGNISED IN THE INCOME
  STATEMENT
  - UNREALISED GAINS ON CASH FLOW HEDGES                 -      75,057           -           -      75,057

LOSS FOR THE PERIOD                                      -           -    (471,417)     (3,889)   (475,306)
DIVIDEND RELATING TO 2004                                -           -     (97,339)    (90,000)   (187,339)
                                                 ---------   ---------    --------    --------   ---------
BALANCE AS AT 30 JUNE 2005                       4,866,950   1,141,453     423,015     737,319   7,168,737
                                                 =========   =========    ========    ========   =========

Balance as at 1 January 2004, as previously
  presented                                      4,866,950   1,013,242     501,959           -   6,382,151
Re-presentation as a result of the adoption
  of the revised IAS1 and IAS27 (note 1)                 -           -           -     734,500     734,500
                                                 ---------   ---------    --------    --------   ---------
Balance as at 1 January 2004                     4,866,950   1,013,242     501,959     734,500   7,116,651
Net gains not recognised in the income
  statement
  - Unrealised gains on cash flow hedges                 -      39,547           -           -      39,547
Profit for the period (note 2)                           -           -     345,629      53,648     399,277
                                                 ---------   ---------    --------    --------   ---------
Balance as at 30 June 2004                       4,866,950   1,052,789     847,588     788,148   7,555,475
                                                 =========   =========    ========    ========   =========

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2005

                                                              SIX MONTHS ENDED 30 JUNE
                                                            2005          2004         2005
                   (UNAUDITED)                            RMB'000       RMB'000       US$'000
----------------------------------------------------     ----------    ----------    ---------
                                                                                     (note 16)
Net cash generated from operating activities                727,590     1,813,810       87,910
Net cash used in investing activities                    (4,173,129)   (1,964,933)    (504,214)
Net cash generated from financing activities              4,054,520        43,753      489,883
                                                         ----------    ----------    ---------
Net increase/(decrease) in cash and cash equivalents        608,981      (107,370)      73,579
Cash and cash equivalents at 1 January                    2,114,447     1,582,780      255,476
Exchange adjustment                                         (17,772)       (2,864)      (2,147)
                                                         ----------    ----------    ---------
Cash and cash equivalents at 30 June                      2,705,656     1,472,546      326,908
                                                         ==========    ==========    =========

Analysis of the balances of cash and cash equivalents

                                                                       30 JUNE    30 June    30 JUNE
                                                                        2005       2004       2005
                                                                       RMB'000    RMB'000    US$'000
                                                                      ---------  ---------  ---------
                                                                                            (note 16)
Cash and bank balances                                                2,701,245  1,497,775    326,375
Short-term deposits with an associate                                    93,217     58,845     11,263
Less: short-term deposits with original maturities over three months    (88,806)   (84,074)   (10,730)
                                                                      ---------  ---------  ---------
                                                                      2,705,656  1,472,546    326,908
                                                                      =========  =========  =========

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.    BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

      The unaudited condensed consolidated interim financial statements comprise the consolidated financial statements of the Company and all its subsidiaries (the "Group") at 30 June 2005 and of their results for the six months ended 30 June 2005. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

      The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), in particular, International Accounting Standard ("IAS") 34 Interim Financial Reporting. This basis of accounting differs in certain material respects from that used in the preparation of the Group's interim financial statements in the People's Republic of China ("PRC"), which are prepared in accordance with the accounting and the relevant regulations applicable in the PRC ("PRC Accounting Regulations"). Differences between PRC Accounting Regulations and IFRS on the unaudited consolidated loss attributable to shareholders for the six months ended 30 June 2005 and on the unaudited condensed consolidated net assets at 30 June 2005 are set out in Section C.

      The accounting polices used in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those used in the annual audited financial statements for the year ended 31 December 2004 except for those modified by the Group as a result of the adoption of the new revised IFRS.

      In 2005, the Group adopted the new revised IFRS below, which are relevant to its operation. The adoption of the IFRS did not result in substantial changes to the Group's accounting policies. In summary:

      - IAS 1 and 27 (both revised in 2003) have affected the presentation of minority interest. IAS 1 (revised in 2003) also has affected the presentation of share of profit of associates and other disclosures.

      -     IAS 2, 8, 10, 16, 17, 21, 28, 32, 33 (all revised in 2003) and 39
            (revised in 2004), IFRS 2 and 5 had no material effect on the Group's policies.

      - The Company adopted IFRS 3 on 31 March 2004. As a result of adopting IFRS 3, the Group ceased amortisation of goodwill and negative goodwill from 1 January 2005. Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the costs of goodwill. From 1 January 2005 onwards, goodwill arising from all acquisitions is tested annually for impairment, as well as when there are indications of impairment. The negative goodwill is derecognised as at 1 January 2005 with a corresponding adjustment to the opening balance of retained earnings. Negative goodwill of RMB42,873,000 has been derecognised and credited to the opening balance of retained earnings as at 1 January 2005.

2.    COMPARATIVES

      The interim results for the six months ended 30 June 2004 have been restated for the purposes of this report to reflect corrections made in connection with (1) the rescission of certain related party lease arrangements (as described in note 38(c) to the financial statements of the Company's 2004 annual report) and (2) certain changes in the recognition of lease benefit received upon termination of a finance lease (as described below). These corrections have already been made with respect to, and are fully reflected in, the Company's annual audited financial statements for the year ended 31 December 2004, which contain the corrected actual net profit and other corrected figures.

      As described in the Company's 2004 annual report, in January 2004, the Company exercised its right to purchase an aircraft upon settlement and termination of an aircraft finance lease arrangement and received a lease rebate from the third party lessor. The previously reported financial results for the six months ended 30 June

      2004 recognised the lease rebate as other operating income. It was determined that for accounting purposes, in accordance with IFRS, the lease rebate should have been recognised as an adjustment to the carrying value of the purchased aircraft.

      As a result of the restatement for the aforementioned items, (i) turnover was increased by RMB149,870,000, (ii) other operating income was reduced by RMB98,921,000, (iii) operating expenses were increased by RMB192,285,000, and (iv) net profit after tax was reduced by RMB134,232,000 for the six months ended 30 June 2004 from the previously reported results.

      In addition to the above restatement, the 2004 comparative numbers have also been amended as required, in accordance with the relevant requirements and current period classification.

3.    TURNOVER

      The Group is principally engaged in the provision of domestic, Hong Kong Special Administrative Region ("Hong Kong") and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of sales tax. The turnover and segment results by geographical segments are analysed as follows:-

                                           FOR THE SIX MONTHS ENDED 30 JUNE 2005
                           -------------------------------------------------------------------
                                                                       OTHER
                            DOMESTIC     HONG KONG       JAPAN      COUNTRIES(*)       TOTAL
       (UNAUDITED)          RMB'000       RMB'000       RMB'000        RMB'000       RMB'000
------------------------   ---------     ---------     ---------    ------------    ----------
2005

TRAFFIC REVENUES
  - PASSENGER              3,659,559     1,134,546       674,601      2,010,823      7,479,529
  - CARGO AND MAIL           111,628       295,613       320,658      1,532,742      2,260,641
                           3,771,187     1,430,159       995,259      3,543,565      9,740,170
OTHER OPERATING REVENUES     586,971         8,124         5,653         20,129        620,877
                           ---------     ---------     ---------    -----------     ----------
TURNOVER                   4,358,158     1,438,283     1,000,912      3,563,694     10,361,047
                           ---------     ---------     ---------    -----------     ----------
SEGMENT RESULTS             (306,452)       96,120        11,592        104,676        (94,064)
                           ---------     ---------     ---------    -----------
UNALLOCATED INCOME                                                                      99,732
                                                                                    ----------
OPERATING PROFIT                                                                         5,668
                                                                                    ==========

2004

Traffic revenues
  - Passenger              3,904,170     1,047,235       657,213      1,429,476      7,038,094
  - Cargo and mail           145,533       245,381       349,079      1,215,588      1,955,581
                           4,049,703     1,292,616     1,006,292      2,645,064      8,993,675
Other operating revenues     454,290         6,533         5,086         13,367        479,276
                           ---------     ---------     ---------    -----------      ---------
Turnover                   4,503,993     1,299,149     1,011,378      2,658,431      9,472,951
                           ---------     ---------     ---------    -----------      ---------
Segment results               20,659       105,364       238,841        338,249        703,113
                           ---------     ---------     ---------    -----------
Unallocated income                                                                      94,363
                                                                                     ---------
Operating profit                                                                       797,476
                                                                                     =========

* includes United States of America, Europe and Asian countries other than Japan.

4.    OTHER OPERATING INCOME, NET

                                                           (UNAUDITED)
                                                       FOR THE SIX MONTHS
                                                          ENDED 30 JUNE
                                                       --------------------
                                                                   Restated
                                                         2005        2004
                                              Note     RMB'000      RMB'000
                                              ----     -------     --------
                                                                   (note 2)
Rental income from subleases of aircraft                36,693      41,733
Government subsidies                           (a)      63,039      52,630
                                                        ------      ------
                                                        99,732      94,363
                                                        ======      ======

      (a) The government subsidies represent (i) subsidies granted by local government to the Company in consideration of the relocation of the Company's international flights and related facilities from Hongqiao Airport to Pudong International Airport and (ii) subsidies granted by various local municipalities to encourage the Group to operate certain routes with lower profitability.

5.    TAXATION

      (a) Taxation is charged to the consolidated income statement as follows:-

                                                      (UNAUDITED)
                                                  FOR THE SIX MONTHS
                                                     ENDED 30 JUNE
                                                  ------------------
                                                            Restated
                                                   2005       2004
                                                  RMB'000   RMB'000
                                                  -------   --------
                                                            (note 2)
Provision for PRC income tax - current period      26,857    52,963
Deferred taxation                                   7,562    13,471
                                                   ------    ------
                                                   34,419    66,434
                                                   ======    ======

            (i) Pursuant to the Circular Hu Shui Er Cai (2001) No.104 dated 22 October 2001 issued by local tax bureau, with retrospective effect from 1 July 2001, the Company is entitled to a reduced income tax rate of 15%.

            (ii) The Company has three major subsidiaries, namely China Cargo Airlines Co., Ltd. ("China Cargo"), China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu") and Shanghai Eastern Logistics Co., Ltd. ("Eastern Logistics"). Pursuant to the Circular (2000) No.52 jointly issued by Shanghai Municipal Financial Bureau and Shanghai Municipal State Tax Bureau, China Cargo is subject to a reduced income tax rate of 15%. CEA Jiangsu is subject to the standard PRC income tax rate of 33%. Pursuant to the Circular Hu Di Shui 2nd Shui (2004) No.68 issued by Shanghai Municipal Administration Local Taxation, Eastern Logistics is exempted from enterprise income tax in 2005.

      (b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2005 as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

6.    (LOSS)/EARNINGS PER SHARE

      The calculation of (loss)/earnings per share is based on the unaudited consolidated loss attributable to shareholders of RMB471,417,000 (2004: earnings of

      RMB345,629,000, as restated) and 4,866,950,000 (2004: 4,866,950,000)
      shares in issue during the period. The Company has no potential dilutive ordinary shares.

7.    DIVIDENDS

      The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2005 (2004: Nil).

8.    PROFIT APPROPRIATION

      No appropriations from retained profits were made to the statutory reserves during the six months ended 30 June 2005. Such appropriations will be made at the year end in accordance with the PRC regulations and the Company's Articles of Association.

9.    FIXED ASSETS


                                                                   BUILDINGS,
                                                                     OTHER
                                                      AIRCRAFT       FIXED
                                                     AND FLIGHT    ASSETS AND
                                                      EQUIPMENT     EQUIPMENT     TOTAL
                   (UNAUDITED)                        RMB'000       RMB'000      RMB'000
--------------------------------------------------   ----------    ----------   ----------
VALUATION
  At 1 January 2005                                  38,107,544     4,575,372   42,682,916
  Transfer from construction in progress                      -       121,377      121,377
  Additions through business acquisition (note 14)    6,937,182       269,195    7,206,377
  Other additions                                     1,312,327       145,456    1,457,783
  Disposals                                             (14,936)     (235,473)    (250,409)
                                                     ----------    ----------   ----------
  At 30 June 2005                                    46,342,117     4,875,927   51,218,044
                                                     ----------    ----------   ----------
ACCUMULATED DEPRECIATION
  At 1 January 2005                                  10,938,855     1,523,742   12,462,597
  Charge for the period                               1,031,424       180,940    1,212,364
  Disposals                                             (13,986)     (172,038)    (186,024)
                                                     ----------    ----------   ----------
  At 30 June 2005                                    11,956,293     1,532,644   13,488,937
                                                     ----------    ----------   ----------

NET BOOK VALUE AT 30 JUNE 2005                       34,385,824     3,343,283   37,729,107
                                                     ==========    ==========   ==========
Net book value at 31 December 2004                   27,168,689     3,051,630   30,220,319
                                                     ==========    ==========   ==========

      As at 30 June 2005, the title transfer of the fixed assets acquired through business acquisition are still in progress.

10.   GOODWILL

                                                                  NEGATIVE
                                                     GOODWILL     GOODWILL      TOTAL
                  (UNAUDITED)                        RMB'000      RMB'000      RMB'000
------------------------------------------------     --------     --------     -------
Balance as at 1 January 2005,
  as previously presented                              79,176      (42,873)     36,303
Re-presentation as a result of
  the adoption of IFRS 3 (note 1)                           -       42,873      42,873
Balance as at 1 January 2005                           79,176            -      79,176
Additions through business acquisition (note 14)      823,704            -     823,704
                                                      -------      -------     -------
At 30 June 2005                                       902,880            -     902,880
                                                      =======      =======     =======

11.   TRADE RECEIVABLES LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS

      The credit terms given to trade customers are determined on individual basis, with the credit period ranging from half a month to three months.

      As at 30 June 2005, the aging analysis of the trade receivables was as follows:-

                     (UNAUDITED)     (Audited)
                       30 JUNE      31 December
                        2005           2004
                       RMB'000        RMB'000
                     -----------    -----------
Less than 31 days       950,459      1,077,804
31 to 60 days           531,566        216,236
61 to 90 days            33,732         68,845
Over 90 days            104,521         99,787
                      ---------      ---------
                      1,620,278      1,462,672
                      =========      =========

12.   TRADE PAYABLES AND NOTES PAYABLES

      As at 30 June 2005 and 31 December 2004, all trade payables were current balances and aged within 30 days.

      As at 30 June 2005 and 31 December 2004, all notes payables were unsecured, interest free and repayable in six months.

13.   COMMITMENTS

      (a)   Capital commitments

            The Group had the following capital commitments:-

                                        (UNAUDITED)      (Audited)
                                          30 JUNE       31 December
                                            2005           2004
                                          RMB'000         RMB'000
                                        -----------     -----------
Authorised and contracted for:-
  - Aircraft and related equipment       37,649,478       8,791,472
  - Other                                   387,787         437,574
                                         ----------      ----------
                                         38,037,265       9,229,046
                                         ----------      ----------
Authorised but not contracted for:-
  - Aircraft and related equipment       18,834,003       3,533,000
  - Other                                 1,889,998       2,381,710
                                         ----------      ----------
                                         20,724,001       5,914,710
                                         ----------      ----------
                                         58,761,266      15,143,756
                                         ==========      ==========

            The above commitments mainly include amounts relating to the acquisition of five A-319, six A-320, thirteen A-321, twenty A-330, six B-737, two B-747, fifteen B-787 and five ERJ-145 aircraft for delivery between 2005 to 2010.

      (b)   Operating lease commitments

            The Group had commitments under operating leases to pay future minimum lease rentals as follows:-

                                        (UNAUDITED)                (Audited)
                                       30 JUNE 2005            31 December 2004
                                AIRCRAFT AND                 Aircraft and
                                   FLIGHT       LAND AND        flight       Land and
                                 EQUIPMENT      BUILDINGS      equipment     buildings
                                   RMB'000       RMB'000       RMB'000        RMB'000
                                ------------    ---------    ------------    ---------
Within one year                   1,593,599       45,627       1,024,857       19,287
In the second year                1,168,518       19,900       1,095,792       14,874
In the third to fifth year
  inclusive                       3,710,623       29,127       3,094,495       25,401
After the fifth year                815,390        4,753         550,310       22,139
                                  ---------       ------       ---------       ------
                                  7,288,130       99,407       5,765,454       81,701
                                  =========       ======       =========       ======

14.   BUSINESS ACQUISITION

      On 30 June 2005, pursuant to an acquisition agreement ("Acquisition Agreement") entered between the Company, CEA Holding, China Eastern Air Northwest Company ("CEA Northwest") and China Eastern Air Yunnan Company ("CEA Yunnan"), both of which are wholly owned subsidiaries of CEA Holding, and upon approval by the Company's shareholders in the Company Annual General Meeting, the Company acquired certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan. The aggregate acquisition price paid by the Company under the Acquisition Agreement is RMB985,692,800, with adjustment by the operating results of the aviation businesses of CEA Northwest and CEA Yunnan during the period from 31 December 2004 to 30 June 2005 as determined under PRC Accounting Regulations. The net consideration, including amount payable in cash and forgiveness of certain receivable, was RMB796,618,000 for the acquisition of the aviation businesses of CEA Northwest and CEA Yunnan.

      The goodwill is attributable to an increase in the Company's competitiveness as a result of its increased size and the extension of the business scope geographically to the north-western and southern-western regions of the PRC.

      The Group's operating results do not include the operations of the CEA Northwest and CEA Yunnan as the acquisition was effective on 30 June 2005.

      Details of net liabilities assumed from CEA Northwest and related goodwill are as follows:-

                                                              RMB'000
                                                             ---------
Purchase consideration:
  - Receivable                                                (635,105)
  - Receivable waived                                           34,325
  - Direct costs relating to the acquisition                    14,289
                                                             ---------
Total purchase consideration                                  (586,491)

Fair value of net liabilities assumed - shown as below       1,042,572
                                                             ---------
Goodwill                                                       456,081
                                                             =========

      The assets and liabilities arising from the acquisition are as follows:-

                                                                 ACQUIREES'
                                                                 CARRYING
                                                  FAIR VALUE      AMOUNT
                                                   RMB'000       RMB'000
                                                  ----------    ----------
Cash and cash equivalents                            409,023       409,023
Fixed assets (note 9)                              2,986,199     2,986,199
Construction in progress                               2,371         2,371
Lease prepayments                                     74,339        74,339
Investments in associates                              1,172         1,172
Other long-term receivables                          733,135       698,353
Deferred tax assets                                   71,907        67,719
Flight equipment spare parts                         105,284       105,284
Trade receivables, prepayment,
  deposits and other receivables                      67,781        67,781
Trade payables, notes payables, other payable
  and accrued expenses                            (1,823,817)   (1,823,817)
Sales in advance of carriage                          (1,702)       (1,702)
Short-term bank loans                               (526,590)     (526,590)
Obligations under finance leases                  (2,515,423)   (2,452,724)
Other long-term liabilities                         (626,251)     (626,251)
                                                  ----------    ----------
Net liabilities assumed                           (1,042,572)   (1,018,843)
                                                  ----------    ----------
Purchase consideration settled in cash                                   -
Cash and cash equivalents in business acquired                     409,023
                                                                ----------
Cash inflow on acquisition                                         409,023
                                                                ==========

      Details of net assets acquired from CEA Yunnan and related goodwill are as follows:-

                                                         RMB'000
                                                        ---------
Purchase consideration:
  - Cash (note a)                                       1,325,954
  - Receivable waived                                      41,476
  - Direct costs relating to the acquisition               15,679
                                                        ---------

Total purchase consideration                            1,383,109
Fair value of net assets acquired - shown as below     (1,015,486)
                                                       ----------
Goodwill                                                  367,623
                                                       ==========

      The assets and liabilities arising from the acquisition are as follows:-

                                                                     ACQUIREES'
                                                                      CARRYING
                                                      FAIR VALUE       AMOUNT
                                                        RMB'000        RMB'000
                                                      ----------     ----------
Cash and cash equivalents                                219,990        219,990
Fixed assets (note 9)                                  4,220,178      4,220,178
Construction in progress                                  11,206         11,206
Investments in associates                                  4,632          4,632
Other long-term receivables                               44,269         44,269
Deferred tax assets                                       54,789         54,789
Flight equipment spare parts                             128,895        128,895
Trade receivables, prepayment, deposits and
  other receivables                                      186,083        186,083
Trade payables, other payable and accrued expenses    (1,093,470)    (1,093,470)
Current portion of long-term bank loans                 (284,901)      (284,901)
Tax payable                                              (26,319)       (26,319)
Short-term bank loans                                 (1,618,013)    (1,618,013)
Other long-term liabilities                             (831,853)      (831,853)
                                                      ----------     ----------
Net assets acquired                                    1,015,486      1,015,486
                                                      ----------     ----------
Purchase consideration settled in cash (note a)                               -
Cash and cash equivalents in business acquired                          219,990
                                                                     ----------
Cash inflow on acquisition                                              219,990
                                                                     ==========

      (a)   The cash consideration has not been paid as at 30 June 2005.

15.   RELATED PARTY TRANSACTIONS

      The Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC. The Group sells tickets through sales agents and thus, is likely to have extensive transactions with the employees of state controlled entities while such employees are on corporate business as well as key management personnel and their close family members.

      These transactions are carried out on normal commercial terms that are consistently applied to all customers. Due to the large volume and the pervasiveness of these transactions, the management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. Management believes that meaningful related party disclosures have been adequately made.

      In addition to the business acquisition as described in note 14, the Group has entered into the following significant transactions in the normal course of business during the period:-

                                                                             (UNAUDITED)
                                                                         FOR THE SIX MONTHS
                                                                            ENDED 30 JUNE
                                                                         2005          2004
            NATURE OF TRANSACTION                 RELATED PARTY         RMB'000       RMB'000
------------------------------------------     ------------------      ---------     ---------
(i)   WITH CAAC AND ITS AFFILIATES:-

      Commission income on carriage            PRC airlines               55,414        41,055
        service provided by other airlines
        with air tickets sold by the Group
        at fixed rates ranging from 3% to
        9% of value of tickets sold

      Take-off and landing fees charged        PRC airports              717,003       729,098
        at predetermined scale of rates
        published by CAAC

      Purchase of aircraft fuel at State       Civil Aviation Oil      2,314,435     1,742,690
        controlled prices                      Supply Company

      Civil aviation infrastructure levies     CAAC                      136,558        57,767
        collected on behalf of CAAC

      Commission expenses on air               PRC airlines                 4,877        1,957
        tickets sold on behalf of the
        Group at rates ranging from 3%
        to 9% of value of tickets sold
      Aircraft insurance premium               CAAC                        67,957       75,996
        paid through CAAC who
        entered into the insurance
        policy on behalf of the Group

(ii)  WITH CEA HOLDING OR COMPANIES
        DIRECTLY OR INDIRECTLY HELD BY
        CEA HOLDING:-

      Handling charges of 0.1% to 2%           Eastern Aviation            13,053       12,230
        for purchase of aircraft, flight       Import & Export Co., Ltd
        equipment, flight equipment
        spare parts and other fixed assets,
        and repair of engines

      Commission expenses on air               - CEA Northwest              6,507        4,898
        tickets sold on behalf of the          - CEA Yunnan                 5,273        8,170
        Group at rates ranging from            - China Eastern Wuhan        4,141        4,723
        3% to 9% of value of tickets sold           Airlines Co., Ltd.
                                                   ("CEA Wuhan
                                                    Airlines")
                                               - China Eastern Air          6,672            -
                                                    Development (HK)
                                                    Ltd.
                                               - Shanghai Dongmei
                                                     Aviation               3,346        2,897
                                                    Transportation
                                                     Co., Ltd.

      Ticket reservation service charges       Travel Sky Technology
        for utilisation of computer            Limited                     20,000       29,075
        reservation system

      Repair and maintenance expenses          Shanghai Eastern Union
        for aircraft and engines               Aviation                    26,667       19,464
                                                 Wheels & Brakes
                                                 Overhaul
                                                 Engineering Co., Ltd.


Lease rental income from operating       - CEA Yunnan                24,510             -
  lease of aircraft                      - CEA Wuhan Airlines        12,184        20,858

Lease rental charges for operating       - CEA Northwest                  -       243,216
  lease of aircraft                      - CEA Yunnan                     -        56,212
                                         - Nanjing Airlines
                                              Co., Ltd.                   -        22,348

Lease rental charges for equipment       Shanghai Eastern
                                         Aviation                     2,563         3,359
                                           Equipment
                                           Manufacturing
                                           Corporation

Source of food and beverages             - Shanghai Eastern Air
                                           Catering Co., Ltd.        94,848        57,444
                                         - China Eastern
                                           Airlines                  33,503        20,000
                                              Shantou Economic
                                              Development Co.,
                                              Ltd.

Advertising expenses                     Eastern Aviation
                                         Advertising
                                           Service Co., Ltd.          3,454           382

Purchase of aviation equipment           Shanghai Eastern
                                           Aviation                   1,020        12,212
                                           Equipment
                                           Manufacturing
                                           Corporation

16.   CONVENIENCE TRANSLATION

      The unaudited consolidated financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into United States dollars ("US$") solely for convenience have been made at the rate of US$1.00 to RMB8.2765 being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30 June 2005. No representation is made that the RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 30 June 2005 or any other date.

17.   WORKING CAPITAL

      The Group's primary cash requirements have been for additions of and upgrades on aircraft and flight equipment and payments for debt related to such additions and upgrades. The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group generally acquires aircraft through long-term finance leases. To take advantage of the low interest rate for long-term loans, recently the Group also purchased certain number of aircraft through long-term loans from banks in the PRC.

            The Group generally operates with a working capital deficit. The Directors believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group's operating cash flow needs for the foreseeable future. The Group's treasury department aims to maintain flexibility in funding by keeping credit lines available. The Directors believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

      18.   POST BALANCE SHEET DATE EVENT

            On 23 August 2005, the Company issued short-term debentures in the PRC with a total principal amount of RMB2,000 million and a unit face value of RMB100 each. The first tranche of RMB1,000 million were issued at an agreed issue price being received by the Company of RMB97.16 per debenture, with a maturity period of 365 days. The second tranche of RMB1,000 million were issued at an agreed issue price being received by the Company of RMB98.00 per debenture, with a maturity period of 9 months. The debentures issued do not carry any interest.

            The proceeds from issue of debentures will be used, as currently contemplated, as the Company's working capital and will be principally used for the procurement of aviation fuel and aviation equipment.

B. PREPARED IN ACCORDANCE WITH THE PEOPLE'S REPUBLIC OF CHINA (THE "PRC") ACCOUNTING REGULATIONS

      CONSOLIDATED BALANCE SHEET

                                               (UNAUDITED)      (Audited)
                                                30 JUNE        31 December
                                                  2005            2004
                                                 RMB'000         RMB'000
                                               -----------     -----------
ASSETS
  Total Current Assets                          10,725,771       8,235,491
                                                ==========      ==========
  Net Long-term Investments                        722,350         675,312
  Total Fixed Assets                            41,918,418      30,861,698
  Total Intangible Assets & Other Assets         1,598,232       1,483,511
  Deferred Tax Debits                              124,439         139,592
                                                ----------      ----------
TOTAL ASSETS                                    55,089,210      41,395,604
                                                ==========      ==========
LIABILITIES & SHAREHOLDERS' EQUITY
  Total Current Liabilities                     31,035,084      18,953,049
                                                ==========      ==========
  Total Long-term Liabilities                   17,659,575      15,599,801
  Deferred Tax Credits                             366,434         329,766
                                                ----------      ----------
TOTAL LIABILITIES                               49,061,093      34,882,616
                                                ----------      ----------
  Minority Interests                               713,854         714,814
                                                ----------      ----------
  Total Shareholders' Equity                     5,314,263       5,798,174
                                                ----------      ----------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY        55,089,210      41,395,604
                                                ==========      ==========

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                           (UNAUDITED)
                                                        FOR THE SIX MONTHS
                                                          ENDED 30 JUNE
                                                      -----------------------
                                                         2005          2004
                       ITEMS                           RMB'000       RMB'000
-------------------------------------------------     ----------    ---------
I.     REVENUE FROM MAIN OPERATIONS:                  10,040,427    9,170,592
       Less: Revenue for Civil Air Infrastructure
                Construction Fund                              0            0
                                                      ----------    ---------
       REVENUE FROM MAIN OPERATIONS, NET              10,040,427    9,170,592
       Less: Main Operating Cost                       8,778,673    7,334,316
             Business Taxes and surtaxes                 226,848      243,854
                                                      ----------    ---------
II.    PROFIT FROM MAIN OPERATIONS                     1,034,906    1,592,422
       Add: Revenue from other Operations                325,178      364,568
       Less: Operating Expenses                          747,708      660,669
             General & Administrative Expenses           585,727      462,521
             Financial Expenses                          427,513      343,966
                                                      ----------    ---------
III.   PROFIT/(LOSS) FROM OPERATIONS                    (400,864)     489,834

       Add: Income from Investment                       (13,490)      11,042
              Subsidy Income                              61,591       53,000
              Non-operating Income                        16,607       94,979
       Less: Non-operating Expenses                       (5,610)       3,355
                                                        --------      -------
IV.    TOTAL PROFIT/(LOSS)                              (330,546)     645,500
       Less: Income Tax                                   78,507       92,392
              Minority Interest
                (for consolidated statements)              1,401       64,395
                                                        --------      -------
V.     NET PROFIT/(LOSS)                                (410,454)     488,713
                                                        ========      =======

NOTES TO FINANCIAL STATEMENTS

1.    GENERAL

      China Eastern Airlines Corporation Limited ("the Company") was established in April 1995 by the sole sponsorship of Eastern Air Group Company. As approved by State Reformation Commission and State Council Securities Commission pursuant to the Circular No. 180 (1996) and to the Circular No. 4 (1997) in Feb. 1997, the Company successfully listed in Hong Kong and New York stock market with 1,566,950,000 H shares issued. In May 1997, with the approval of Civil Aviation Administration of China and China Securities Supervisory Commission, the Company issued 300,000,000 A shares to the public. The registered capital of the Company is RMB 4,866,950 thousand. The registered address is No. 66 Jichang Avenue, Pudong International Airport, Shanghai.

      The Company is primarily engaged in the air transportation of passengers, cargo, mails and luggage over domestic and approved overseas air routes, extended services, general aviation business, aircraft maintenance, manufacturing and maintenance of aviation equipment, agent services for airlines both at home and abroad and other business related to aviation transportation.

2.    SIGNIFICANT ACCOUNTING POLICIES

      2.1   ACCOUNTING POLICIES APPLIED

            The Company and its subsidiaries have adopted the Accounting Standards, the Accounting Regulations for Business Enterprises and the supplementary regulations thereto and the Accounting Treatment for Civil Aviation Industry.

      2.2   ACCOUNTING PERIOD

            The Company has adopted the Gregorian calendar year as its accounting period, i.e., from January 1 to December 31 each year.

      2.3   RECORDING CURRENCY

            The recording currency of the Company is the Renminbi ("RMB").

      2.4   BASIS OF ACCOUNTING AND PRINCIPLE OF MEASUREMENT

            The Company has adopted the accrual basis of accounting and uses the historical cost convention as the principle of measurement. All items are recorded at actual cost upon acquisition. If impairment occurs, the provision for impairment will be made according to Accounting Regulations for Business Enterprises.

      2.5   TRANSLATION OF FOREIGN CURRENCIES

            Foreign currency transactions during the year are translated into Renminbi at the exchange rates quoted by the People's Bank of China ruling on the first date of the month in which the transactions take place. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each period. The differences between RMB equivalents and carrying amounts are treated as exchange differences. Exchange differences directly relating to the purchase or construction of fixed assets (including exchange differences on borrowed funds specifically for the purchase or construction of fixed assets) before they are ready for use are capitalized as part of the cost of the fixed assets. Exchange differences during preparation period are included in long-term amortization charges and accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are dealt with in the income statement.

      2.6   DEFINITION OF CASH EQUIVALENTS

            Cash equivalents are short-term (with a holding period of less than three months), highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk on change in value.

      2.7   CURRENT INVESTMENT

            2.7.1 The initial cost of a current investment is the total price paid on acquisition, deducting cash dividends declared but unpaid or bonds interest due but unpaid. Cash dividends or interests are offset against the carrying amount of investments upon receipt during holding period. On disposal of a current investment, the difference between the carrying amount and the sale proceeds is recognized as an investment gain or loss in the current period.

            2.7.2 The current investment is recorded at the lower of cost and market value at the end of each period. Where the market value is lower than cost, the difference is recognized as a provision for decline in value of current investment and accounted as current profit and loss, which is calculated and determined on the basis of individual classes of investments.

      2.8   ACCOUNTING METHOD FOR BAD DEBTS

            2.8.1 The Company has adopted allowance method for bad debts. At the end of each accounting period the company analyses the recoverability of receivable items (including accounts receivable and other receivables) and makes allowance for bad debts according to the aging method and analysis result. Allowance for bad debts is not made for the items that are surely to be recovered. If there is enough evidence proves the uncollectibility of an account receivable then allowance is made at a higher ratio or at the full carrying amount. The allowance for remaining accounts receivable shall refer to the following ratios.

      Aging                                   Ratio
------------------                            -----
Within 1 year                                   3%
In the second year                              5%
In the third year                              10%
In the forth year                              15%
In the fifth year                              20%
Over 5 years                                   40%

            2.8.2 The company adopts following standards in determination of bad debts:

                   a. The irrecoverable amount of a debtor who is bankrupt or dead and has insufficient estate to repay.

                   b. The amount owed by a debtor who is unable to repay the obligations after the debts fall due, and the amount is irrecoverable or unlikely to be recovered as demonstrated by sufficient evidence.

                   The bad debt loss should be approved by Board of Directors. The bad debts will first offset against the allowance that has already been made. If the allowance for bad debts is not enough to compensate the losses, the difference will be charged into income statement of the current period.

      2.9   INVENTORY

            2.9.1 The inventory of the Company mainly comprises high-price rotables, aircraft consumables, common appliances, aircraft supplies and low-price consumables. The inventory is recorded at planned price and the difference between planned price and actual cost is recorded in 'Materials Cost Variance'. The amortization of high-price rotables is made evenly over 5 years starting from the next month of acquisition according to the adjusted actual cost. Other inventory such as aircraft consumables is charged to cost according to the adjusted actual cost when put into use. The maintenance costs for high-price rotables are recognized as current period expenses immediately when occurred.

            2.9.2 In respect of aircraft consumables of the aircraft type which are continue to use, provision for impairment is made based on aging analysis and corresponding percentage at the end of each period. For those of the aircraft-type which are no longer for use, provision for impairment is made at the lower of the realizable value and the carrying amount.

            Considering the special accounting treatment of high-price rotables, no provision for impairment is made for high-price rotables under normal situation except when the corresponding aircrafts have all been disposed of which may cause the net realizable value lower than the net book value in future disposal.

      2.10  LONG-TERM INVESTMENT

            2.10.1 Long-term equity investment (including stock investment and other equity investment) is recorded at the actual cost after deducting cash dividends which have been declared but unpaid at the time of acquisition or at the price agreed upon by relevant parties. The equity method is applied wherever the Company can control, jointly control or has significant influence over the investee enterprise (usually when the Company holds 20% or more voting capital of the investee enterprises or holds less than 20% of the voting capital but has significant influence over the investee enterprise). Otherwise, the cost method is applied. When equity method is adopted, the difference (referred to as "equity investment difference") between the initial investment cost and the Company's share of owners' equity of the investee enterprise should be amortized evenly over a period of 10 years and charged into corresponding year's profit and loss account.

            2.10.2 Long-term debt investment (including bond investment and other debt investment) is recorded at actual cost. The difference between actual cost and the nominal value of a bond investment is recognized as premium or discount. Interest from investment on bonds should be accrued periodically. The accrued interest revenue from investment on bonds, after adjustments of the amortization of premium or discount, should be recognized as investment income of the period.

            2.10.3 The long-term investment is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market value or deterioration in operating conditions of the investee enterprise, the Company shall make provision for impairment on long-term investment on an individual item basis and charge into the current period.

      2.11  FIXED ASSETS AND DEPRECIATION

            2.11.1 Fixed assets refer to those tangible assets whose useful life is over 1 year, with a high unit price and can be held physically to realize its benefits during the course of use. Fixed assets are recorded at actual acquisition cost. Fixed assets held under financial lease are recorded at net contract price and other actual incidental cost incurred. The corresponding long-term liabilities are determined by the total financing amount stipulated in such financing contracts as lease agreement and loan agreement signed by the Company and lessor. The financing expenses are apportioned during the course of leasehold at actual interest rate.

                   If no impairment has occurred, the depreciation is provided on a straight-line basis according to the following useful lives and estimated residual value.

                                    USEFUL LIVES     RESIDUAL VALUE RATE
                                    ------------     -------------------
Aircraft and engines attached          20 years              5%
Standby engines                        20 years              0%
Buildings                           15-35 years              3%
Vehicles and electronic devices       5-6 years              3%
Other Equipment                      5-20 years              3%

                   When impairment occurs, the depreciation is provided on an individual item basis based on the net book value after deducting impairment and residual useful lives.

            2.11.2 Fixed assets which have been or will be put into other use, or will not be in operation or will be disposed are recorded at the lower of carrying amount and recoverable amount at the end of each period. The recoverable amounts depend on the future cashflows generated by the assets or the estimates made by the management according to the current market situation. When the recoverable amounts have declined below their carrying amounts, the Company shall make provision for impairment of fix assets at the end of the period on an individual item basis and charge to the current period.

      2.12  CONSTRUCTION IN PROGRESS

            2.12.1 Construction in progress is accounted for on an individual item basis at the actual cost. Construction in progress is transferred to fixed assets when it is ready for its intended use. Those specific borrowing costs incurred for the construction of the fixed assets, which include foreign exchange differences, are capitalized during the construction period. Having reached the working conditions for its intended use, the costs should be recognized as current period expenses.

            2.12.2 Construction-in-progress is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

      2.13  VALUATION AND AMORTIZATION OF INTANGIBLE ASSETS

            2.13.1 The intangible assets of the Company refer to non-monetary long-term assets without physical substance held for the purpose of rendering service, rental or for administrative purposes. The intangible assets of the Company mainly include land use right and premise use right. The intangible assets are recorded at actual acquisition cost and amortized over its expected useful life under straight-line method.

            2.13.2 The intangible asset of the Company is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of intangible asset at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

      2.14  LONG-TERM AMORTIZATION CHARGES

            Long-term amortization charges refer to the expenses that will be amortized after formal operation or the amortization period is over one year. Long-term amortization charges of the Company are mainly uniform cost. All long-term amortization charges are amortized evenly over its estimated beneficial period except organization cost, which will be charged to the profit and loss account of the month during which formal operation starts.

      2.15  OVERHAUL EXPENSES OF AIRCRAFT AND ENGINES

            The overhaul expenses refer to maintenance of D criteria and higher grade of aircraft owned by the Company or held under finance lease or operating lease. The overhaul expenses of self-owned aircraft and aircraft held under finance lease are charged into the current profit. The overhaul expenses of aircraft under operating lease are accrued according to lease contract or at a certain percentage of the estimated expenditure for different types of aircraft. The actual overhaul expenses will offset against the accrued amount. The other daily maintenance expenses of aircraft and engines will be charged into the current profit and loss account.

      2.16  SALES IN ADVANCE OF CARRIAGE

            The sales in advance of carriage (SIAC) are mainly sales proceeds for transportation of passengers, cargo, mail and overweight luggage with tickets of the Company, which are to be settled later. The sales in advance of carriage are classified into international and domestic under categories of passenger, cargo and mail for tickets sold in different years. The balance of SIAC is transferred out upon delivery of service by the Company or other airlines with uplifted coupons or billing list by other airlines as evidence.

            According to the Accounting Treatment for Civil Aviation Industry with the circular number Cai-kuai [2003]18, the Company acknowledges those SIAC balances of both domestic and international sales over settlement period as "over settlement balance" and has transferred it into non-operating revenue of this year.

      2.17  RETIREMENT BENEFITS AND MEDICAL INSURANCE

            2.17.1 Retirement benefits

                   The Company participates in defined contribution retirement schemes regarding pension for employees organized by the governments of respective provinces. The Company and employees turn in social pension at 14.5% and 8% of the total salaries of last year recognized by government to social welfare agent. In addition, the Company provides retirees with living allowance and transportation subsidies as well as other welfare. The post-retirement benefit expenses are recognized in the current profit and loss.

            2.17.2 Medical insurance

                   Except Shanghai Headquarters, its subsidiaries and Ningbo Branch, the branches in other provinces have not participated in the social medical insurance scheme introduced by local governments. The Company and employees that have participated in the scheme contribute 12% and 2% of the total salaries of last year to local social welfare agent. For those who have not participated in the social medical insurance scheme, the actual medical expenses are recognized in the current profit and loss.

      2.18  REVENUE

            2.18.1 The Company's revenue from rendering transportation service of passengers, cargo and mails is recognized upon delivery of the service with uplifted coupons as evidence.

                   The commission income from other carriers in respect of sales made by the Company is recognized upon billing by other carriers.

                   Ground service income is recognized as other operating revenue upon rendering of services.

            2.18.2 The interest income and royalty arising from the use by others of the assets held by the Company is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.

      2.19  FREQUENT FLYER PROGRAM

            The policy of FFP implemented by the Company entitle available free travel award to members based on their accumulated mileage. Extra cost incurred as a result of the policy. The Company has adopted incremental cost methods to estimate the cost of the program. The estimated incremental cost is recognized as an expense in the income statement and accrued as a liability in the balance sheet. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly.

      2.20  INCOME TAX

            Tax effects of taxable temporary timing differences are recognized as deferred income tax liabilities. Tax effects of deductible temporary timing differences are recognized as deferred income tax assets.

      2.21  BASIS OF CONSOLIDATED STATEMENTS

            2.21.1 Consolidation Scope: According to "Notice on the Distribution
                   of 'Provisional Regulation on Consolidation of Financial Statements'" (1995) issued by Ministry of Finance and regulations of CKZ(96) No. 2 "Answer to

                   Questions about Consolidation Scope", the consolidation scope of the Company includes all subsidiaries under control and associated companies under joint control, except those companies that have already been closed down, merged, declared in the process of liquidation or bankruptcy, intended to be sold in the new future or have an insignificant influence on consolidation.

            2.21.2 Consolidation Method: The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the invested entities, the claims and liabilities, as well as all material transactions between or among them have been eliminated. The financial statements of the associate companies are consolidated in proportion.

C.    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING REGULATIONS

      The Group's accounting policies, which conform with IFRS, differ in certain respects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have significant effects on the unaudited consolidated (loss)/profit attributable to shareholders and the unaudited consolidated net assets are summarised as follows:-

      CONSOLIDATED (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

                                                            FOR THE SIX MONTHS
                                                               ENDED 30 JUNE
                                                           ---------------------
                                                                       Restated
                                                                2005       2004
                                                             RMB'000    RMB'000
                                                           ---------   ---------
As stated in accordance with PRC Accounting Regulations     (410,454)   488,713
Impact of IFRS and other adjustments:
  Difference in depreciation charges for other flight         41,862    144,574
    equipment due to different depreciation lives
  Difference in depreciation charges for aircraft due to     (88,093)   (81,110)
    different depreciation lives and revaluation
  Gain/(loss) on disposal of aircraft and engines                836     (2,920)

  Provision for overhaul expenses                          (117,913)     (143,804)
  Reversal of additional charges for flight equipment         3,165         3,089
    spare parts arising from the revaluation surplus of
    such assets
  Provision for post-retirement benefits                     (7,778)      (11,267)
  Staff housing benefits                                      7,837         3,640
  Interest accrued on instalments payable for                (3,786)       (4,805)
    acquisition of an airlines business
  Reversal of revalued amount for land use rights             5,531         4,437
  Fair value change in derivative financial instruments      38,373             -
  Amortisation of goodwill                                        -        (2,828)
  Amortisation of negative goodwill                               -         1,726
  Others                                                     14,908       (65,649)
  Tax adjustments                                            44,095        11,833
                                                           --------       -------
As stated in accordance with IFRS                          (471,417)      345,629
                                                           ========       =======

CONSOLIDATED NET ASSETS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                                    30 JUNE        31 December
                                                                      2005             2004
                                                                    RMB'000          RMB'000
                                                                  -----------      -----------
As stated in accordance with PRC Accounting Regulations             5,314,263       5,798,174
Impact of IFRS and other adjustments:
  Difference in depreciation charges for other flight
    equipment due to different depreciation lives                   1,501,697       1,361,373
  Difference in depreciation charges for aircraft due to
    different depreciation lives                                    2,443,210       2,023,390
  Loss on disposal of aircraft and engines                           (504,863)       (505,699)
  Provision for overhaul expenses                                    (633,824)       (801,034)
  Reversal of additional charges for flight equipment spare
    parts arising from the revaluation surplus of such assets         (31,645)        (34,810)
  Provision for post-retirement benefits                           (1,114,737)       (588,394)
  Provision for staff housing benefits                                 33,823          25,986
  Time value on instalments payable for
    acquisition of an airlines business                                16,010          19,796
  Goodwill                                                            902,880          79,172
  Negative goodwill                                                         -         (42,869)
  Reversal of revalued amount for land use right                     (352,240)       (357,771)

  Revaluation deficit of fixed assets                             (68,367)        (68,367)
  Loss on sale of staff quarters                                   24,373          24,373
  Unrealised losses on cash flow hedges                           (16,803)        (91,861)
  Record of fair value of fuel option hedging contract             38,372               -
  Revaluation deficit of assets and liabilities                (1,247,597)              -
  Others                                                           31,903         116,613
  Tax adjustments                                                  94,963         (75,828)
                                                               ----------       ---------
As stated in accordance with IFRS                               6,431,418       6,882,244
                                                               ==========       =========

SELECTED AIRLINE OPERATING DATA

                                                          FOR THE SIX MONTHS ENDED 30 JUNE
                                                          --------------------------------
                                                            2005         2004      Change
                                                          ---------   ---------   --------
CAPACITY

  ATK (available tonne-kilometres) (millions)              3,699.27    3,312.94    11.66%
    - Domestic routes                                      1,096.87    1,222.77   -10.30%
    - International routes                                 2,228.94    1,759.38    26.69%
    - Hong Kong routes                                       373.46      330.79    12.90%

  ASK (available seat-kilometres) (millions)              20,918.83   19,985.52     4.67%
    - Domestic routes                                      9,329.84   10,147.83    -8.06%
    - International routes                                 9,059.40    7,374.61    22.85%
    - Hong Kong routes                                     2,529.59    2,463.08     2.70%

  AFTK (available freight tonne-kilometres) (millions)     1,816.58    1,514.24    19.97%
    - Domestic routes                                        257.18      309.47   -16.90%
    - International routes                                 1,413.59    1,095.67    29.02%
    - Hong Kong routes                                       145.80      109.11    33.63%

  Hours flown (thousands)                                    179.99      174.84     2.95%

TRAFFIC

  RTK (revenue tonne-kilometres) (millions)                2,165.44    1,990.10     8.81%
    - Domestic routes                                        719.64      777.13    -7.40%
    - International routes                                 1,239.06    1,030.83    20.20%
    - Hong Kong routes                                       206.74      182.14    13.51%

  RPK (revenue passenger-kilometres) (millions)           13,586.73   12,603.14     7.80%
    - Domestic routes                                      6,514.29    6,877.42    -5.28%
    - International routes                                 5,451.77    4,310.46    26.48%
    - Hong Kong routes                                     1,620.67    1,415.26    14.51%

  RFTK (revenue freight tonne-kilometres) (millions)         953.10      861.87    10.59%
    - Domestic routes                                        136.78      161.07   -15.08%
    - International routes                                   754.29      645.28    16.89%
    - Hong Kong routes                                        62.03       55.52    11.73%

  Number of passengers carried (thousands)                 8,753.15    8,290.88     5.58%
    - Domestic routes                                      6,015.14    6,044.28    -0.48%
    - International routes                                 1,584.98    1,235.52    28.28%
    - Hong Kong routes                                     1,153.03    1,011.08    14.04%

  Weight of freights carried (kg) (millions)                 318.99      310.81     2.63%
    - Domestic routes                                        111.40      129.14   -13.74%
    - International routes                                   165.00      143.64    14.87%
    - Hong Kong routes                                        42.59       38.03    11.99%

LOAD FACTOR

  Overall load factor (%)                                     58.54       60.07   -1.53 points
    - Domestic routes                                         65.61       63.55    2.06 points
    - International routes                                    55.59       58.59   -3.00 points
    - Hong Kong routes                                        55.36       55.06    0.30 points

  Passenger load factor (%)                                   64.95       63.06    1.89 points
    - Domestic routes                                         69.82       67.77    2.05 points
    - International routes                                    60.18       58.45    1.73 points
    - Hong Kong routes                                        64.07       57.46    6.61 points

  Freight load factor (%)                                     52.47       56.92   -4.45 points
    - Domestic routes                                         53.18       52.05    1.13 points
    - International routes                                    53.36       58.89   -5.53 points
    - Hong Kong routes                                        42.54       50.88   -8.34 points

  Break-even load factor (%)                                  63.11       58.14    4.97 points

YIELD AND COSTS

  Revenue tonne-kilometers yield (RMB)                         4.50        4.52   -0.44%
    - Domestic routes                                          5.24        5.21    0.58%
    - International routes                                     3.66        3.54    3.39%
    - Hong Kong routes                                         6.92        7.10   -2.54%

  Passenger-kilometers yield (RMB)                             0.55        0.56   -1.79%
    - Domestic routes                                          0.56        0.57   -1.75%
    - International routes                                     0.49        0.48    2.08%
    - Hong Kong routes                                         0.70        0.74   -5.41%

  Freight tonne-kilometers yield (RMB)                         2.37        2.27    4.41%
    - Domestic routes                                          0.82        0.90   -8.89%
    - International routes                                     2.46        2.42    1.65%
    - Hong Kong routes                                         4.77        4.42    7.92%

  Available tonne-kilometers unit cost (RMB)                   2.83        2.65    6.77%

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

As at 30 June 2005, the Group operated a total of 221 routes, of which 144 were domestic routes, 15 were Hong Kong routes, and 62 were international routes (including 12 international cargo routes). The Group operated approximately 3,249 scheduled flights per week, serving 90 domestic and foreign cities. At present, the Group operates a total of 116 aircraft, including 108 passenger jet aircraft each with a capacity of over 100 seats and 8 jet freighters. As at 30 June 2005, the Group, in conjunction with China Eastern Air Northwest Company and China Eastern Air Yunnan Company, operated a total of 176 aircraft, including 163 passenger jet aircraft each with a capacity of over 100 seats, 5 passenger jet aircraft each with a capacity of over 50 seats, and 8 jet freighters.

During the first half of 2005, while the pace of global economic growth was slowing down, a new round of macro-economic adjustments in China achieved noticeable results. The national economy retained its vigour with an appropriate reduction of its heat and progressed with a healthy and stable momentum. The market demand for air transport in China remained stable.

However, the international crude oil price has been reaching record highs since the previous year. The lengthy peak-level fluctuation of aviation fuel price has brought about a significant increase in cost for the international air transport industry. As a result, the results of the Group have been affected significantly.

During the first half of the year, in the face of intensifying market competition, the Group continued to build an air transport network centered on Shanghai through a rational allocation of its transport capacity, and accomplished an increase of its share in the Shanghai aviation market. As of the end of the first half of the year, the Group's scheduled flights accounted for 40.18% and 34.47% of all scheduled flights at Hongqiao Airport and Pudong Airport, respectively. The daily average utilization rate reached 9.8 hours.

In terms of passenger traffic, the Group successfully introduced new international routes for scheduled flights, such as Shanghai - Moscow, Beijing - Pudong - Mumbai, and Beijing - Kunming - Dakar, thus further improving our international route network. Through internal code-sharing, we provided the "one-ticket service" in inland cities such as Harbin and Shenyang. While providing convenience for our customers, the service boosted the coverage of the Group's flights from the hub airports in Shanghai and achieved preliminary results for its transfer and connection businesses. The Group also started a code-sharing arrangement with Air Europa [NAME IN CHINESE] and the Thai
Airways [NAME IN CHINESE] signalling its increasing cooperation with foreign airlines. In addition, the Group established an operating office in Hong Kong and expanded its Eastern Miles frequent flyers and electronic air ticketing service. At present, the number of frequent flyers has surpassed 4.99 million. On top of its direct sales outlets established in 22 cities in the previous year, the Group added another 15 cities to its electronic ticketing network coverage, hence achieving a significant increase in the sale of electronic tickets.

In terms of freight transport, the Group continued to bring into play the advantage of Shanghai as an aviation hub and endeavoured to build a customer-oriented freight logistic network based on the Group's airline routes. Through a centralized management of the cargo traffic sale, the freight management department of the Company worked with China Cargo Airlines Co., Ltd. [NAME IN CHINESE] and Shanghai Eastern Logistics Co., Ltd. [NAME IN CHINESE], both subsidiaries of the Company, to actively open up new cargo sources and enhance the yield on freight service as well as its revenue. We also developed an air-to-land transhipment service by running scheduled freight vehicles from Shanghai to its peripheral cities. This effectively augmented the Group's share in Shanghai's freight market and set up new points of profit growth.

In terms of service, the Group established a service quality control department to take charge of the governance of quality service and the innovation of brand building. By improving the incentive and retention mechanism in respect of normal flight operation made effort to improve, on-time rate. According to statistics of the Civil Aviation Administration of China, in the first half of the year, the on-time rate of the Group's flights was ahead of the average level of the domestic sector. While continuing to promote the "China Eastern Express", "China Shuttle" and "China Eastern Transfer" as our service brands, the Group adheres to the principle of "keeping close to the market" and keeps on developing new services and products. We launched the services of [NAME IN CHINESE] ("Warm and Fragrant Afternoon Tea") and [NAME IN CHINESE] ("Inflight Meals Ordered Before Flight") to attract first class and business class passengers. We also expanded the services of [NAME IN CHINESE] ("Business Travel") by including extra services such as advance booking, boarding pass issue on arrival, and advance booking of special services. Regarding after-sale services, the Group provided, through the "95108" service hotline, an unimpeded channel accessible by customers and resolved customers' complaints in an active manner. The brand image was resurging.

As at 30 June 2005, the traffic volume of the Group totalled 2,165 million tonne-kilometres, an increase of 8.81% from the same period last year, while traffic revenues amounted to RMB9,740 million, representing an increase of 8.29%.

The Group's passenger traffic volume during the period was 13,587 million passenger-kilometres, an increase of 7.80% from the same period last year. Compared to the same period last year, passenger revenues increased by 6.28% to RMB7,480 million, accounting for 76.80% of the Group's operating revenues.

The Group's domestic passenger traffic volume during the period was 6,514 million passenger-kilometres, a decrease of 5.28% from the same period last year. Compared to the same period last year, the passenger load factor increased by 2.05 percentage points to 69.82% and the domestic passenger revenues decreased by 6.25% to RMB3,660 million, accounting for 48.93% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.56 during the period, a decrease of 1.75% compared to the same period last year.

The Group's international passenger traffic volume during the period was 5,452 million passenger-kilometres, an increase of 26.48% from the same period last year. Compared to the same period last year, the passenger load factor increased by 1.73 percentage points to 60.18% and the revenues increased by 28.72% to RMB2,685 million, accounting for 35.90% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.49 during the period, an increase of 2.08% compared to the same period last year.

The passenger traffic volume on the Group's Hong Kong routes during the period was 1,621 million passenger-kilometres, an increase of 14.51% from the same period last year. Compared to the same period last year, the passenger load factor increased by 6.61 percentage points to 64.07% and, the revenues increased by 8.40% to RMB1,135 million, accounting for 15.17% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.70 during the period, a decrease of 5.41% compared to the same period last year.

During the first half of 2005, the cargo traffic volume increased by 10.59% to 953 million tonne-kilometres. Compared to the first half of last year, the Group's freight revenues increased by 15.59% to RMB2,261 million for the same period this year, accounting for 23.20% of the Group's operating revenues. Average yield per freight tonne-kilometre of cargo and mail amounted to RMB2.37, an increase of 4.41% compared to the same period last year.

Compared to the first half of last year, the Group's total operating costs increased by 19.21% to RMB10,455 million during the same period this year, which was principally due to the surged price of international fuel and at a persistently high level.

During the first half of 2005, the price of international aviation fuel continued to fluctuate at peak level and made record highs one after another. The drastic increase in aircraft fuel added immerses pressure on the Group's operation. In addition, the fleet expansion enlarged the aircraft fuel consumption. During the period, the Group's expenditure on aircraft fuel for the period was RMB3,324 million, an increase of 41.03% compared to the same period last year. For the purpose of risk management over aircraft fuel, the Group has commenced its practice of using financial derivatives for hedging the oil price risks.

The maintenance expenses on aircraft and engines increased by 30.51% to RMB770 million compared to the same period last year. This was principally due to the fact that the Group had a larger number of aircraft put under early maintenance during the SARS outbreak period in 2003, and hence the maintenance expenditure in the first half of 2004 went below the general level. In 2005, the maintenance cycle has returned to normal and the number of engines under repair has increased compared with that of last year.

The office and administrative expenses increased by 58.71% to RMB808 million compared to the same period last year. This was principally a result of cost increase in pilot training, advertising and increase in management costs resulting from the opening of more sales offices on the mainland.

Sales commissions increased by 38.23% to RMB405 million compared to the same period last year. This was principally a result of the higher commission rates of international routes over that of domestic routes. In the first half of 2005, the Group's operating revenue from international routes performed well and thus a higher growth on the expense on commission. Besides, there was an increase in the average commission rates of domestic routes compared with that of the corresponding period last year.

The takeoff and landing charges were RMB1,561 million, an increase of 3.45% from the same period last year, which was principally a result of the increase in transport capacity and the number of takeoffs and landings.

The salary costs were RMB748 million, a 1.06% decrease compared to the same period last year, principally a result of the Group's adoption of a compensation system that is linked to profit since last year. For the first half of 2005, the Group's profit dropped by a larger extent over the same period last year, and consequently the variable part of salary costs, which accounted for a larger share of it and was linked to profit, was reduced.

The aircraft depreciation and operating lease expenses were RMB1,703 million, a 4.22% decrease compared to the same period last year.

During the six months ended 30 June 2005, the Group's losses attributable to shareholders under the IFRS were RMB471 million. The losses attributable to shareholders were RMB0.097 per share.

LIQUIDITY AND CAPITAL RESOURCES

The Group finances its working capital requirements through a combination of funds generated from its business operations and short-term bank loans. As at 30 June 2005, the Group had cash and cash equivalents of RMB2,706 million, most of which were denominated in Renminbi. Net cash inflows generated by the Group's operating activities in the first half of 2005 were RMB728 million, a decrease of 59.89% compared to the same period last year.

The Group's primary cash requirements in the first half of 2005 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. The Group's net cash outflow in investment activities was RMB4,173 million in the first half of 2005.

The Group's net cash inflow generated from financing activities was RMB4,054 million, primarily from long-term and short-term bank loans.

The Group generally operates with a working capital deficit. As at 30 June 2005, the Group's current liabilities exceeded the Group's current assets by RMB23,307 million, and the long-term debt to equity ratio was 1.65:1. For years, the Group has arranged, and believes it will be able to continue to arrange, short-term loans through domestic banks in China or foreign-invested banks to meet its working capital requirements.

A resolution regarding the issue of a short-term debenture was passed at the 2004 annual general meeting of the Company held on 30 June 2005. As at August 2005, the Company has completed the issue of two tranches of short-term debentures with an aggregate value of RMB2,000 million. For further details, please refer to the Company's announcement dated 23 August 2005.

PLEDGES ON ASSETS AND CONTINGENT LIABILITIES

The Group generally finances its purchases of aircraft through leases secured by its assets. As at 30 June 2005, the total value of the Group's mortgaged assets had decreased by 31.17% from RMB13,033 million as at the end of 2004, to RMB8,971 million.

EMPLOYEES

As at 30 June 2005, the Group had 23,377 employees, the majority of whom were working in mainland China. The wages of the Group's employees generally consist of basic salaries and bonuses. During the period, the Group has never been involved in any major labour-related disputes with its employees, nor has it ever experienced a substantial reduction in the number of its employees. The Group has never encountered any difficulty in recruiting new employees.

OTHER MATTERS

Other than the information disclosed herein, information in relation to other matters required for disclosure under paragraph 32 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES") relating to the Group has not changed materially from the information disclosed in the Company's 2004 annual report.

OUTLOOK FOR THE SECOND HALF OF 2005

The Group would like to caution readers of this report that the Company's 2005 interim report contains certain forward-looking statements, e.g. descriptions of the Company's work plans for the second half of 2005 and forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be different from the Group's forward-looking statements.

Globally, the continued rise of crude oil price has a significant impact over the world's economic development. Despite the fact that the economy of Japan is gradually recovering, and the economy of the United States is growing mildly with a generally good prospect, the pace of economic growth of most of the countries in Asia and Europe has slowed down. China will continue to implement the macro-economic adjustment policies formulated since the previous year, promote her economic reform, adjust the economic structure, and transform the mode of Chinese economic growth. It is expected that the economy will maintain a steady to relatively quick pace of growth throughout the year and will continue to bring about a steady increase in the passenger and cargo volumes of the domestic air transport sector.

Shanghai, where the Group's operation is based, is also the City centre in the region. It attracts economic activities from, and generates economic activities in the region. The hub function of its airports has become obviously prominent. Meanwhile, progress in "open skies" agreements is accelerating. The Group faced with keen competition from Chinese and foreign carriers in its operations in east China, particularly in the Shanghai passenger and cargo transport market. To expand the Group and increase its competitiveness, the Group makes efforts to steadfastly increase its market share in the Shanghai region, adjust and optimize its route network, and develop to meet market demand. The Group is proceeding to introduce two A321, two A320, two B737-700, and three ERJ145 passenger aircraft to its fleet. It is expected that the new aircraft will be delivered and put into operation in the second half of the year. It is believed that the Group will benefit from the continuing growth in the local transport market.

To meet the heavy pressure brought to the domestic air transport sector by the continuous rise in the international crude oil price and lengthy hovering of aviation fuel at high levels, on 25 July 2005, the Civil Aviation Administration of China and the National Development and Reform Commission jointly promulgated the "Plan of Aviation Fuel Surcharge for the Domestic Civil Aviation
Industry" [NAME IN CHINESE], which stipulated that an aviation fuel surcharge would be levied for a period between 1 August 2005 and 31 December 2005 inclusively. It is expected that the measure may serve to offset part of the increased cost of the Group caused by the escalating aviation fuel prices, thus reducing the Group's operating pressure.

On 21 July 2005, the People's Bank of China announced a major adjustment to its policy on the Renminbi exchange rate, pursuant to which the peg of Renminbi to the US dollar would be ended, the value of Renminbi would be set against a basket of currencies, and Renminbi appreciated by 2.1%. As the Group adopts Renminbi as its accounting currency and owes large quantities of indebtedness denominated in US dollars, the one-time exchange gain and loss arising from this change in currency rate would partially reduce the aggregate indebtedness of the Group. In the long run, this exchange rate adjustment may help cut down costs of the Group as the expenditures of the Group in its day-to-day operation on purchasing aircraft, aviation materials and fuels are, in full or in part, settled in US dollars. Meanwhile, foreign currency revenues account for a substantial share of the Group's total revenues, and hence this adjustment would reduce the revenues from this portion. In the overall perspective, the Group believes this adjustment on the Renminbi exchange rate will have a positive impact.

At the 2004 annual general meeting of the Company which was held on 30 June 2005, a resolution was passed regarding the Company's proposed acquisition from China Eastern Air Holding Company (its controlling shareholder) of certain assets and liabilities relating to the aviation businesses of China Eastern Air Northwest Company and China Eastern Air Yunnan Company, subsidiaries of China Eastern Air Holding Company. At present, the settlement of the relevant assets and liabilities is set for completion, and corporate integration is expected to be finished within the second half of the year.

In view of the current operating environment in the market and the Group's actual situation, the Group will, following the principle of ensuring flight safety and providing quality services, make every effort in the second half of 2005 to integrate the assets of its mainline aviation business, improve its management, and enhance its efficiency to meet competition in a proactive manner, with a view to enlarging its market share and improving its earnings. The Group will perform specific measures as follows:

1. We will continue to improve our safety management mechanism and place emphasis on strengthening the overall function of security system, bring the functions of our Airline Operation Control ("AOC") system into full play, strengthen the control capacity of AOC for unified operation, step up the monitoring of aircraft maintenance, continue improving the on-time rate of our scheduled flights, and enhance the brand image of the Company in respect of security and service.

2. We will complete the all-dimensional integration of the assets of our mainline air transport business as soon as possible, fulfil a centralized management, increase synergy, and bring our economies of scale into full play, with a view to attaining the objectives of enhancing the competitive strengths of the Group, reducing its production costs, and boosting its overall profitability.

3. We will continue to develop Shanghai into an aviation hub, allocate our transport capacity rationally, promote internal code-sharing business, and develop our flight transfer and connection businesses, so as to ensure the Company's dominant position in Shanghai, the aviation hub.

4. We will make full use of our revenue management system to improve the profitability of our revenue. We will monitor the seat revenue in a stringent manner and rationally adjust the price levels of our routes.

5. We will make strenuous effort to develop the electronic ticketing business, and thoroughly implement the sale of electronic tickets for domestic routes and introduce this to international routes. We will develop high-end value-added services for travelers, enhance communication with members of Eastern Miles through various media, and elevate the image and influence of the frequent flyer club.

6. We will continue to reinforce the marketing and management of the Group's freight business, develop the domestic and international cargo transhipment business in Shanghai, and step up the efforts to market passenger aircraft belly holds. We will formulate more flexible sales policies to attract cargo sources, to raise our freight load factor, yield and total revenues.

7. We will strengthen our cost control, strictly implement our procedures for comprehensive budget management and control the payment of controllable expenses. We will reinforce our monitoring of funds, raise the usage rate of our funds, expand our financing channels, and lower our financing costs by issuing short-term financing securities. We will effectively avoid the risks associated with aviation fuel and foreign exchange through a timely management of aviation fuel and foreign exchange risks by means of financial derivates.

FLEET PLANNING

As at 30 June 2005, the expected details of aircraft on order, which are scheduled to be delivered and put in service, are as follows:

YEAR TO BE DELIVERED           TYPE OF AIRCRAFT              NUMBER OF AIRCRAFT
--------------------           ----------------              ------------------
Second half of 2005            A321                                   2
                               A320                                   2
                               B737-700                               2
                               ERJ145                                 3

2006                           A330-300                               7
                               A330-200                               3
                               A321                                   2
                               A319                                   3
                               B737-700                               6
                               ERJ145                                 2
                               B747F                                  1

2007                           A330-300                               5
                               A330-200                               1
                               A321                                   4
                               A320                                   2
                               A319                                   2
                               B747F                                  1

MATERIAL MATTERS

1.    DIVIDENDS

      The Board of Directors of the Company does not recommend payment of any interim dividend for the six months ended 30 June 2005.

2.    SHARE CAPITAL

      There was no change in the Company's share capital since 31 December 2004. As at 30 June 2005, the Company's share capital structure was as follows:

                                                                             APPROXIMATE
                                                                        PERCENTAGE OF TOTAL
                                               NUMBER OF SHARES          SHARE CAPITAL (%)
                                               ----------------         -------------------
1. A shares
   (1) Unlisted State-owned
         legal person shares                    3,000,000,000                      61.64
   (2) Listed shares                              300,000,000                       6.17
2. H shares                                     1,566,950,000                      32.19
3. Total number of shares                       4,866,950,000                     100.00

3.    SUBSTANTIAL SHAREHOLDERS

      So far as the Directors are aware, as at 30 June 2005, each of the following persons, not being a Director, chief executive, Supervisor or member of the Company's senior management, had an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO"), or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

                                                                       INTEREST AS AT
                                                                       30 JUNE 2005
                                                     APPROXIMATE        APPROXIMATE      APPROXIMATE
                                                    PERCENTAGE OF      PERCENTAGE OF    PERCENTAGE OF
                                                     SHAREHOLDING       SHAREHOLDING     SHAREHOLDING
                                                        IN THE             IN THE           IN THE
                                                      COMPANY'S          COMPANY'S        COMPANY'S
       NAME OF      NATURE OF        NUMBER OF       TOTAL ISSUED       TOTAL ISSUED     TOTAL ISSUED
     SHAREHOLDER   SHARES HELD      SHARES HELD     SHARE CAPITAL         A SHARES         H SHARES     SHORT POSITION
     -----------   -----------      -----------     -------------      -------------    -------------   --------------
   China Eastern   A shares
    Air Holding     (unlisted
    Company         State-owned
                    legal person
                    shares)         3,000,000,000           61.64%             90.91%               -                -
HKSCC
  Nominees
  Limited (Note)   H shares         1,484,881,163           30.51%                 -            94.76%               -

      Note:

      Based on the information available to the Directors and so far as the Directors are aware and understand, as at 30 June 2005, among the 1,484,881,163 H shares held by HKSCC Nominees Limited, no person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be, and had been, disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO.

4. SHAREHOLDING INTERESTS OF THE DIRECTORS, CHIEF EXECUTIVES, SUPERVISORS AND SENIOR MANAGEMENT

      The shareholding interests of the Directors, chief executives, Supervisors and senior management of the Company as at 30 June 2005 are as follows:

                                                                      NUMBER OF LISTED            CAPACITY IN
                                                                      A SHARES HELD  -        WHICH THE A SHARES
NAME                               POSITION                          PERSONAL INTEREST             WERE HELD
----                               --------                          -----------------        ------------------
Li Fenghua           Chairman                                                        0                         -
Luo Chaogeng         Director, President                                             0                         -
Cao Jianxiong        Director                                            2,800 (Note 1)         Beneficial owner
Wan Mingwu           Director, Vice President                                        0                         -
Zhong Xiong          Director                                            2,800 (Note 1)         Beneficial owner
Luo Zhuping          Director, Company Secretary                         2,800 (Note 1)         Beneficial owner
Hu Honggao           Independent Non-executive Director                              0                         -
Peter Lok            Independent Non-executive Director                              0                         -
Wu Baiwang           Independent Non-executive Director                              0                         -
Zhou Ruijin          Independent Non-executive Director                              0                         -
Xie Rong             Independent Non-executive Director                              0                         -
Li Wenxin            Chairman of the Supervisory Committee                           0                         -
Ba Shengji           Supervisor                                          2,800 (Note 1)         Beneficial owner
Yang Xingen          Supervisor                                                      0                         -
Yang Jie             Supervisor                                                      0                         -
Liu Jiashun          Supervisor                                                      0                         -
Wu Jiuhong           Vice President                                                  0                         -
Yang Xu              Vice President                                      1,000 (Note 2)         Beneficial owner
Zhou Liguo           Vice President                                                  0                         -

Zhang Jianzhong      Vice President                                                  0                         -
Tong Guozhao         Vice President                                                  0                         -
Luo Weide            Chief Financial Officer                                         0                         -

      Note 1: representing approximately 0.000933% of the Company's total issued listed A shares as at 30 June 2005.

      Note 2: representing approximately 0.000333% of the Company's total issued listed A shares as at 30 June 2005.

      Save as disclosed above, as at 30 June 2005, none of the Directors, chief executives, Supervisors or members of the Company's senior management had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which any of such Directors, chief executives, Supervisors or members of the Company's senior management was taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be disclosed to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

5.    PURCHASE, SALE OR REDEMPTION OF SECURITIES

      During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities (the word "securities" having the meaning ascribed to it in paragraph 1 of Appendix 16 to the Listing Rules).

6.    CORPORATE GOVERNANCE PRACTICES

      The Board of Directors has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that, save as disclosed below, the Company's corporate governance practices during the six months ended 30 June 2005 (the "Period") met the requirements under most of the code provisions in the Code on Corporate Governance Practices (the "Code") set out in Appendix 14 to the Listing Rules, without taking into account the code provisions regarding internal controls under paragraph C.2.1 of the Code:

      - Paragraph A.1.3 requires that notice of at least 14 days should be given of a regular Board meeting to give all Directors an opportunity to attend. During the Period, the Company did not act in accordance with this requirement of giving at least 14 day notice, although notice of at least 10 days was made pursuant to the Articles of Association. For compliance with the code provision, the Company will in future give at least 14 day notice for regular Board meetings.

      - Paragraph A.5.4 requires that the Board of Directors should establish written guidelines on no less exacting terms than the Model Code set out in Appendix 10 to the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Company had not established such guidelines during the Period, but has commenced such work in accordance with the requirement and intends to provide such guidelines for the relevant employees during the second half of the year.

            Meanwhile, the Company is working with consultants to enhance the Company's internal controls system.

            The Company has adopted a model code on no less exacting terms than the Model Code as its code of conduct regarding Directors' securities transactions. Having made specific enquiries of all the Directors, the Company understands that the Directors have complied with the required standard set out in the Model Code regarding Directors' securities transactions.

7.    MATERIAL LITIGATION AND ARBITRATION

      The Group was not involved in any material litigation or arbitration during the six months ended 30 June 2005.

8.    CHANGES IN THE MEMBERS OF THE BOARD OF DIRECTORS

      At the 2004 annual general meeting of the Company held on 30 June 2005, a resolution was approved to elect Mr. Luo Chaogeng as a Director of the Company, while Mr. Ye Yigan has ceased to be a Director of the Company.

      On 1 April 2005, at the 6th meeting for the year 2005 of the fourth session of the Board of Directors, a resolution was approved in writing to appoint Mr. Tong Guozhao as a Vice President of the Company, while Mr. Wu Yulin has ceased to be a Vice President of the Company.

9.    MISCELLANEOUS

      For the six months ended 30 June 2005:

      1. On 16 March 2005, the Company entered into an aircraft purchase agreement in Shanghai with Airbus SAS to purchase five A319 aircraft. Details are set out in the Company's announcements dated 17 March 2005 and 30 June 2005 and the circulars dated 7 April 2005 and 20 May 2005;

      2. On 23 March 2005 China Eastern Airlines Jiangsu Co., Ltd., a subsidiary of the Company, entered into an aircraft purchase agreement in Shanghai with Harbin Embraer Aircraft Industry Co., Ltd. to purchase five ERJ145 aircraft. Details are set out in the Company's announcement dated 23 March 2005 and the circular dated 7 April 2005;

      3. On 21 April 2005, the Company entered into an aircraft purchase agreement in Beijing with Airbus SAS to purchase fifteen A320 aircraft. Details are set out in the Company's announcements dated 21 April 2005 and 30 June 2005 and the circular dated 20 May 2005;

      4. On 12 May 2005, the Company, entered into an acquisition agreement in Shanghai with China Eastern Air Holding Company (its controlling shareholder), China Eastern Air Northwest Company and China Eastern Air Yunnan Company to acquire from China Eastern Air Holding Company certain assets and liabilities relating to the aviation businesses of China Eastern Air Northwest Company and China Eastern Air Yunnan Company. Details are set out in the Company's announcement dated 12 May 2005 and the circular dated 19 May 2005;

      5. On 12 May 2005, the Company entered into various agreements in Shanghai with China Eastern Air Holding Company and certain of its associates in respect of certain continuing connected transactions. Details are set out in the Company's announcement dated 12 May 2005 and the circular dated 19 May 2005;

      6. On 28 May 2005, China Cargo Airlines Co., Ltd., a subsidiary of the Company, entered into an aircraft purchase agreement in Shanghai with Boeing Company to purchase two Boeing 747-400 freight aircraft. Details are set out in the Company's announcement dated 6 June 2005 and the circular dated 12 July 2005.

By order of the Board of Directors
China Eastern Airlines Corporation Limited

LI FENGHUA
Chairman

Shanghai, the People's Republic of China
29 August 2005

As at the date of this report, the Directors of the Company are:

Li Fenghua (Chairman, Executive Director)
Luo Chaogeng (President, Executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent Non-executive Director)
Peter Lok (Independent Non-executive Director)
Wu Baiwang (Independent Non-executive Director)
Zhou Ruijin (Independent Non-executive Director)
Xie Rong (Independent Non-executive Director)